                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549


                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934

                              (Amendment No. 9)*

                        Intek Diversified Corporation
- --------------------------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $.01 per share
- --------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                 458134 10 3
                   ----------------------------------------
                                (CUSIP Number)


                              Nicholas R. Wilson
                                   Chairman
                        Intek Diversified Corporation
                            970 West 190th Street
                          Torrance, California 90502
                                (310) 366-7703
- --------------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)


                                June 30, 1995
                   ----------------------------------------
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 3d-(a) for other parties to whom copies are to be sent.





__________________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  CUSIP No. 458134 10 3                            13D                                                      PAGE 2 OF 6 PAGES
            -----------
     1      NAME OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

            Simmonds Communications Ltd.

     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [ ]
                                                                                (b) [ ]


     3      SEC USE ONLY



     4      SOURCE OF FUNDS*

            WC, AF

     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2(d) or 2(e)                                                               [ ]

     6      CITIZENSHIP OR PLACE OF ORGANIZATION

            Canada

                            7     SOLE VOTING POWER

                                  3,658,850
       NUMBER OF
         SHARES             8     SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                      --
     EACH REPORTING
      PERSON WITH           9     SOLE DISPOSITIVE POWER

                                  3,658,850

                           10     SHARED DISPOSITIVE POWER

                                      --

    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            3,658,850


    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                      [ ]

    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            41%

    14      TYPE OF REPORTING PERSON*

            CO

                                                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D


  The Schedule 13D filed on March 7, 1994 (the "Schedule 13D") and amended on March 29, 1994 ("Amendment No. 1"), on July 22, 1994 ("Amendment No. 2"), on September 23, 1994 ("Amendment No. 3"), on April 10, 1995 ("Amendment No. 4"), on May 10, 1995 ("Amendment No. 5"), on June 5, 1995 ("Amendment No. 6"), on June 9, 1995 ("Amendment No. 7"), and on June 26, 1995 ("Amendment No. 8") on behalf of Simmonds Communications Ltd. ("SCL") is hereby amended as follows:

ITEM 1.  SECURITY AND ISSUER.

         Item 1 is amended by deleting the last sentence thereof and inserting in its stead the following:

                The principal executive offices of Intek are located at 970 W. 190th St., Suite 20, Torrance California 90502.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 is amended by inserting a new paragraph (g) as follows:

                (g) As of June 30, 1995, SCL entered into a Purchase Agreement with Intek (the "Purchase Agreement") (a copy of which is attached hereto as Exhibit M and incorporated herein) pursuant to which SCL has agreed to sell its commercial wireless and communications business, consisting of the distribution of two-way radio communication products for use in commercial, industrial and governmental markets and the design, construction and project management of two-way radio networks (hereafter, the "SCL Commercial Wireless Communications Business"), for the aggregate consideration of 15,000,000 shares of Common Stock and the assumption of certain liabilities and obligations of the SCL Commercial Wireless Communication's Business, as follows:

                      (i) At the Closing, Intek would exchange 13,500,000 Common Shares for all of the outstanding capital stock of SCL, Inc. ("SCLI"), a Delaware corporation and wholly owned subsidiary of SCL. SCLI owns all of the capital stock of Midland International Corp., a Delaware corporation ("MIC"); and

                      (ii) At the Closing, Intek would exchange an additional
                           1,500,000 Common Shares for those assets of the following entities which are used in the SCL Commercial Wireless Communications Business:

                           (A) SCL Systems & Infrastructure, an unincorporated division of SCL ("Systems"), and

                           (B)  Midland International Ltd., an Ontario
                                corporation and wholly-owned subsidiary of SCL ("MIL"); and

                     (iii) Intek would at the Closing assume and pay or
                           discharge all past, present and future obligations and liabilities of MIC, Systems and MIL and all obligations of SCL directly related to the SCL Commercial Wireless Communications Business as they exist at the Closing, subject to certain arrangements with respect to SCLI's, MIC's, System's and MIL's debt to SCL as set forth in
                           Section 1.6 of the Purchase Agreement.





                              Page 3 of 6 Pages

ITEM 4.  PURPOSE OF TRANSACTION.

         Item 4 is amended by inserting at the end thereof a new section labeled "INTEK'S ACQUISITION OF THE SCL COMMERCIAL WIRELESS COMMUNICATIONS BUSINESS" as follows:

                Pursuant to the Letter of Intent, as of June 30, 1995, SCL and Intek entered into the Purchase Agreement pursuant to which Intek would acquire, subject to obtaining approval of the shareholders of Intek to an increase in the authorized capital stock of Intek and the satisfaction of certain other conditions, the SCL Commercial Wireless Communications
                Business in exchange for 15,000,000 Common Shares and Intek's assumption of the liabilities and obligations of the SCL Commercial Wireless Communications Business. The Purchase Agreement provides for the transfer, at Closing, to Intek of all of the capital stock of SCLI (which owns all of the capital stock of MIL) and of the assets and liabilities of Systems and MIL used in or arising from the SCL Commercial Wireless Communications Business.

                If the transactions contemplated by the Purchase Agreement are consummated in accordance with the terms thereof and there is no other change in the number of outstanding Common Shares or the number of Common Shares beneficially owned by SCL, SCL would be, as of the Closing, the beneficial owner of 78% of the Common Stock of Intek, and as such would be able to control the outcome of any votes of the Shareholders of Intek requiring a majority vote.

                Section 5.8 of the Purchase Agreement contemplates that a shareholder meeting will be convened to amend Intek's Certificate of Incorporation to increase the authorized Common Shares to 60,000,000 shares (or such smaller number as SCL and Intek may agree to).


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is amended by adding a new subparagraph (m) as follows:

                (m) As of June 30, 1995, SCL agreed, subject to obtaining approval of the shareholders of Intek of an increase in the authorized capital stock of Intek and the satisfaction of certain other conditions, to acquire from the Company, and the Company agreed to sell to SCL, 15,000,000 shares of Common Stock in consideration for the transfer to the Company of the assets and liabilities of SCL and certain of SCL's affiliates which constitute the SCL Commercial Wireless Communication's Business. See
                      Item 3.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

        Item 6 is amended by inserting immediately prior to the penultimate paragraph thereof, the following new paragraph:

                        As of June 30, 1995, SCL agreed, subject to obtaining
                approval of the shareholders of Intek to an increase in the authorized capital stock of Intek and the satisfaction of certain other conditions, to acquire from the Company, and the Company agreed to sell to SCL 15,000,000 shares of Common Stock in consideration for the transfer to the Company of the assets and liabilities of SCL and certain of SCL's affiliates which constitute the SCL Commercial Wireless Communications Business and the assumption and satisfaction of the liabilities and obligations of the SCL Commercial Wireless Communications Business. See Item 3.

        Item 6 is further amended by deleting the reference to 210,500 shares from the penultimate paragraph thereof and inserting in its stead a reference to 220,500 shares.





                               Page 4 of 6 Pages

ITEM 7.  EXHIBITS.

         Item 7 is amended by adding at the end thereof the following new exhibit:

                Exhibit M - Purchase Agreement


                 [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]










                               Page 5 of 6 Pages

                                   SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct.


                SIMMONDS COMMUNICATIONS LTD.




                July 7, 1995
                ------------------------------------------------------------
                                        (Date)


                /s/David C. O'Kell
                ------------------------------------------------------------
                                    (Signature)


                David C. O'Kell, Executive Vice President and Secretary
                ------------------------------------------------------------
                                   (Name/Title)





                               Page 6 of 6 Pages

                               PURCHASE AGREEMENT

                                    dated as

                                of June 30, 1995

                                 by and between


                         INTEK DIVERSIFIED CORPORATION

                                      and

                          SIMMONDS COMMUNICATIONS LTD.

                                               TABLE OF CONTENTS
                                               -----------------
                                                                                                          Page
                                                                                                          ----
1.       Structure of Transaction   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  1
         1.1     Transfer of Shares . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  2
         1.2     Sale and Purchase of Assets  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  4
         1.3     Balance Sheets . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  4
         1.4     Review of Schedule 1 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  5
         1.5     Transfer and Assumption of Liabilities . . . . . . . . . . . . . . . . . . . . . . . . .  5
         1.6     Debt to Seller . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  5
         1.7     Sales and Transfer Taxes and Fees  . . . . . . . . . . . . . . . . . . . . . . . . . . .  5
         1.8     Sale of Consumer Electronics Business  . . . . . . . . . . . . . . . . . . . . . . . . .  5

2.       Purchase Price . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  6
         2.1     Purchase Price . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  6
         2.2     Payment of the Purchase Price  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  6
         2.3     Closing; Time and Place  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  6

3.       Representations and Warranties of Buyer  . . . . . . . . . . . . . . . . . . . . . . . . . . . .  6
         3.1     Corporate Organization . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  6
         3.2     Authority  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  7
         3.3     Capitalization . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  7
         3.4     Subsidiaries . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  9
         3.5     Information in Disclosure Documents  . . . . . . . . . . . . . . . . . . . . . . . . . .  9
         3.6     Consents and Approvals; No Violation . . . . . . . . . . . . . . . . . . . . . . . . . . 10
         3.7     Reports and Financial Statements . . . . . . . . . . . . . . . . . . . . . . . . . . . . 11
         3.8     Taxes  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 11
         3.9     Employee Plans . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 12
         3.10    Material Contracts . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 13
         3.11    Absence of Certain Changes or Events . . . . . . . . . . . . . . . . . . . . . . . . . . 14
         3.12    Litigation . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 14
         3.13    Compliance with Laws and Orders  . . . . . . . . . . . . . . . . . . . . . . . . . . . . 15
         3.14    Fees . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 15
         3.15    Buyer Corporate Action . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 15
         3.16    Vote Required  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 15
         3.17    Environmental Matters  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 16
         3.18    Labor Relations  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 19
         3.19    Real Estate  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 19
         3.20    Product Liability  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 19
         3.21    Delivery of Buyer's Disclosure Schedules . . . . . . . . . . . . . . . . . . . . . . . . 19

4.       Representations and Warranties of Seller . . . . . . . . . . . . . . . . . . . . . . . . . . . . 19
         4.1     Corporate Organization . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 19

                               TABLE OF CONTENTS
                               -----------------
                                                                                                          Page
                                                                                                          ----
         4.2     Authority  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 20
         4.3     Capitalization . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 20
         4.4     Information in Disclosure Documents  . . . . . . . . . . . . . . . . . . . . . . . . . . 21
         4.5     Consent and Approvals; No Violation  . . . . . . . . . . . . . . . . . . . . . . . . . . 21
         4.6     Reports and Financial Statements . . . . . . . . . . . . . . . . . . . . . . . . . . . . 22
         4.7     Real Property  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 22
         4.8     Equipment  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 23
         4.9     Contracts  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 23
         4.10    Intangible Property  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 23
         4.11    Liabilities  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 24
         4.12    Suppliers and Customers  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 25
         4.13    Taxes  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 25
         4.14    Employee Plans . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 26
         4.15    Absence of Certain Changes or Events . . . . . . . . . . . . . . . . . . . . . . . . . . 26
         4.16    Litigation . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 26
         4.17    Compliance with Laws and Orders  . . . . . . . . . . . . . . . . . . . . . . . . . . . . 26
         4.18    Fees . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 27
         4.19    Seller Corporate Action  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 27
         4.20    Environmental Matters  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 27
         4.21    Labor Relations  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 29
         4.22    Product Warranty . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 29
         4.23    Product Liability  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 29
         4.24    Delivery of Seller's Disclosure Schedules  . . . . . . . . . . . . . . . . . . . . . . . 29

5.       Covenants  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 30
         5.1     Voting in Favor of Transaction . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 30
         5.2     Interim Operations . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 30
                 5.2.1    Conduct of Business . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 30
                 5.2.2    Articles of Incorporation and Regulations . . . . . . . . . . . . . . . . . . . 30
                 5.2.3    Capital Stock; Options  . . . . . . . . . . . . . . . . . . . . . . . . . . . . 30
                 5.2.4    Dividends . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 31
                 5.2.5    Employee Plans, Compensation, Etc.  . . . . . . . . . . . . . . . . . . . . . . 31
         5.3     Access and Information . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 32
         5.4     Certain Filings, Consents and Arrangements . . . . . . . . . . . . . . . . . . . . . . . 32
         5.5     Additional Agreements  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 32
         5.6     Publicity  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 33
         5.7     Proxy Statement  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 33
         5.8     Shareholders' Meetings . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 34
         5.9     Seller's Representation Letter . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 35

                               TABLE OF CONTENTS
                               -----------------
                                                                                                          Page
                                                                                                          ----
         5.10    Fairness Opinion . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 36
         5.11    Registration Rights Agreement  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 37
         5.12    Employees of the Business  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 37
         5.13    Sale of Shares of SCLI . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 38

6.       Conditions . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 38
         6.1     Conditions to Each Party's Obligations to Close  . . . . . . . . . . . . . . . . . . . . 38
         6.2     Conditions to Obligation of Seller to Close  . . . . . . . . . . . . . . . . . . . . . . 39
         6.3     Conditions to Obligation of Buyer to Close . . . . . . . . . . . . . . . . . . . . . . . 39

7.       Miscellaneous  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 40
         7.1     Termination  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 40
         7.2     Effect of Termination  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 42
         7.3     Non-Survival of Representations, Warranties
                 and Agreements . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 42
         7.4     Waiver and Amendment . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 42
         7.5     Entire Agreement . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 42
         7.6     Applicable Law; Consent to Jurisdiction  . . . . . . . . . . . . . . . . . . . . . . . . 42
         7.7     Certain Definitions; Headings  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 42
         7.8     Notices  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 44
         7.9     Counterparts . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 45
         7.10    Parties in Interest; Assignment  . . . . . . . . . . . . . . . . . . . . . . . . . . . . 45
         7.11    Expenses; Damages  . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 45
         7.12    Severability . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . 46

                               PURCHASE AGREEMENT

  THIS AGREEMENT, dated as of June 30, 1995 (this "Agreement"), is made by and between INTEK DIVERSIFIED CORPORATION, a Delaware corporation ("Buyer"), and SIMMONDS COMMUNICATIONS LTD., an Ontario corporation ("Seller").
  WHEREAS, Seller and Buyer desire to enter into this Agreement pursuant to which Seller (or one or more subsidiaries of Seller, collectively referred to herein as "Seller") will sell, transfer, convey, assign and deliver to Buyer and Buyer will buy, acquire, receive and accept from Seller certain shares of a subsidiary and certain assets and liabilities owned by Seller. This subsidiary and these assets comprise the wireless communications business of Seller, which consists of the distribution of two-way radio communication products for use in commercial, industrial and governmental markets and the design, construction and project management of two-way radio networks (the "Business"). The assets and liabilities related to the Business as of April 30, 1995, are set forth in
(a) an unaudited balance sheet of SCL, Inc., a Delaware corporation ("SCLI"), which owns all of the outstanding shares of capital stock of Midland International Corp., a Delaware corporation ("MIC"), attached hereto as Exhibit A and (b) an unaudited consolidated balance sheet of SCL Systems & Infrastructure, a division of Seller ("Systems"), and of Midland International Ltd., an Ontario corporation and wholly-owned subsidiary of Seller ("MIL"), attached hereto as Exhibit B (collectively, the "Balance Sheets");
  NOW, THEREFORE, in consideration of the respective representations, warranties, covenants, agreements and conditions contained herein, Seller and Buyer agree as follows:
1. STRUCTURE OF TRANSACTION.
   1.1 TRANSFER OF SHARES. At the Closing (as hereinafter defined), on the terms and subject to the conditions set forth in this Agreement, Seller shall transfer to Buyer all of the outstanding capital stock of SCLI.

   1.2 SALE AND PURCHASE OF ASSETS. At the Closing, on the terms and subject to the conditions set forth in this Agreement, Seller shall sell and transfer to Buyer and Buyer shall acquire from Seller all of Seller's right, title and interest in and to the following assets of Seller, free and clear of all liens, charges, encumbrances and restrictions whatsoever.
        (a) All of the following assets of Systems and MIL, which assets will on the Closing Date be owned by Seller:
              (i) All accounts receivable of Systems and MIL arising out of the operation of the Business and existing on the Closing Date.
              (ii) All inventories of Systems and MIL arising out of the operation of the Business and existing on the Closing Date, including without limitation, raw materials, work in process, finished goods, component parts, spare parts, supplies and samples (the "Inventory").
              (iii) All machinery, equipment, furniture and fixtures of Systems and MIL related to the Business and existing on the Closing Date, including the items listed on Schedule 3.8.
              (iv) All manufacturing and assembly tooling of Systems and MIL related to the Business and existing on the Closing Date.
              (v) The real property owned by Systems and MIL and located at Villede Lemoyne, Quebec, as is more fully described on Schedule 3.7(a), together with all buildings, improvements, rights, tenements, hereditaments, privileges, appurtenances and fixtures thereon or belonging thereto (hereinafter referred to as the "Owned Property").
              (vi) The real property leased by Systems and MIL and located at 975 Dillingham Road, Pickering, Ontario, as is more fully described on
        Schedule 3.7(b), together with all buildings, improvements, rights, tenements, hereditaments, privileges, appurtenances and fixtures thereon or thereunto belonging (hereinafter referred to as the "Leased Property").

             (vii) All leases for personal property of Systems and MIL related to the Business, each of which shall be duly assigned to Buyer (the "Equipment Leases"), including those listed on Schedule 3.8.
             (viii) All of the product formulae, designs, discoveries, inventions, patents, trade names, trademarks, service marks, copyrights and other intellectual property, and all applications to register any of the foregoing, customer lists, vendor lists and brochures (the "Intangible Assets"), including the items listed on
        Schedule 3.10, each of which shall be duly assigned to Buyer; provided, however, that Buyer shall not acquire any rights to SCL or Simmonds trade names.
             (ix) All engineering, product, manufacturing and assembly specifications, data, processes, procedures, drawings, blueprints and related data and materials and all parts, repair and overhaul manuals and all customer, supplier and sales records and materials related to the Business.
             (x)  All office and factory supplies related to the Business.
             (xi) All prepayments and deposits related to the Business which have been made or paid by Systems and MIL, to the extent to which an economic benefit is transferable to Buyer, and the books and records of Systems and MIL.
             (xii) All rights of Systems and MIL under existing contracts, agreements, commitments, and purchase and sales orders related to the Business, each of which shall be duly assigned to Buyer; provided, however, that to the extent that the assignment of any agreement, contract, commitment and purchase or sale order requires the consent of the other party thereto, this Agreement shall not constitute an agreement to assign the same if an attempted assignment would constitute a breach thereof, but Seller agrees that it will use its best efforts (which it is understood shall not require any payment to the other party other than any payment required by the agreement being assigned) to obtain the written consent of the parties to any such agreement, contract, commitment and purchase or sales order to the assignment thereof to Buyer, and if such consent is not obtained, Seller will cooperate with Buyer in any reasonable arrangement designed to provide for Buyer the benefits under any such agreement, contract, commitment and purchase or sales order.

             (xiii)   All licenses, permits, orders or approvals of
        governmental or regulatory agencies that are material to the conduct of the Business and that are assignable to Buyer (collectively, the "Permits").
   Each and all of the foregoing items shall be referred to hereinafter as the "Assets."
   1.3 BALANCE SHEETS. Seller and Buyer agree that the Balance Sheets are intended to represent the entire Business (as of the date thereof) that is to be transferred to Buyer pursuant to this Agreement. Within 30 days after the date of this Agreement Seller agrees to provide to Buyer (a) Balance Sheets as of May 31, 1995 (the "May Balance Sheets") and (b) schedules setting forth a description of the assets and liabilities that are included in the May Balance Sheets ("Schedule 1"), containing reasonably sufficient detail so that Buyer and its advisors may verify that all of the assets and liabilities of the Business are included in the May Balance Sheets. Subject to Section 1.8 hereof, Buyer and Seller agree that the Balance Sheets include the consumer electronics business being sold by MIC and that the proceeds of the sale, or if the sale has not been consummated, the rights to the sale agreement, will be owned by MIC on the Closing Date.
   1.4  REVIEW OF SCHEDULE 1.   Buyer shall have 10 days after receipt of
Schedule 1 from Seller within which to complete its review and verification of the assets and liabilities included therein. During such 10-day period, Seller and Buyer shall use their best efforts to resolve any questions and disputes that may develop regarding the accuracy or adequacy of the May Balance Sheets and Schedule 1. Seller and Buyer agree that the May Balance Sheets will be restated to reflect any additions, deletions or changes to the amounts of assets and liabilities that may be
agreed upon as a result of Seller's preparation or Buyer's review of Schedule
1. Any such restated May Balance Sheets shall be substituted for the Balance Sheets. In the event that Buyer is not reasonably satisfied with the May Balance Sheets or Schedule 1 or any disputes have not been resolved at the end of such 10-day period, Buyer may terminate this Agreement pursuant to Section
7.1 hereof.
  1.5 TRANSFER AND ASSUMPTION OF LIABILITIES. At the Closing, on the terms and subject to the conditions set forth in this Agreement, Buyer agrees to assume and pay or discharge all past, present and future obligations and liabilities of MIC, Systems and MIL and all obligations of Seller directly related to the Business as they exist at the Closing, other than as set forth in Section 1.6 hereof.
  1.6 DEBT TO SELLER. All of SCLI's, MIC's and Systems and MIL's debt to Seller, as included in the Balance Sheets and described in Schedule 1, which shall be consolidated into a promissory note of Buyer payable to Seller, with interest at the rate of 10% per annum, payable quarterly. The principal balance shall be payable over a term of three years following the Closing Date in the following annual installments, payable on the first, second and third anniversary dates of the Closing Date: 20%; 40%; and 40%.
  1.7 SALES AND TRANSFER TAXES AND FEES. All applicable sales, transfer, documentary, use, and other taxes and fees that may be due or payable as a result of the conveyance, assignment, transfer, or delivery of the Assets, if any, whether levied on Seller or Buyer, shall be borne by Seller except that Buyer shall bear all conveyance, filing and recording fees that are payable in connection with the transfer of the Assets. The parties agree that, subject to the exceptions noted, Buyer shall not pay or be responsible for any such tax, but that all such taxes shall be the responsibility of and shall be paid by Seller, subject to its right to contest in good faith the validity or amount thereof in proper proceedings at its own expense.
  1.8 SALE OF CONSUMER ELECTRONICS BUSINESS. Notwithstanding anything contained herein to the contrary, Buyer acknowledges and agrees that Seller may sell the consumer electronics business of the Business for whatever consideration the Buyer deems appropriate and any such sale shall not result in or be deemed a violation of any representation or warranty or covenant or other term, condition or obligation under this Agreement, provided that Buyer has the right to such proceeds or the rights related to such sale pursuant to Section 1.3.
2. PURCHASE PRICE.
   2.1 PURCHASE PRICE. Subject to the terms and conditions of this Agreement, Buyer will issue and deliver to Seller certificate(s) representing Fifteen Million (15,000,000) shares of its Common Stock, $.01 par value (the "Shares"), which shall be referred to hereinafter as the "Purchase Price".
   2.2  PAYMENT OF THE PURCHASE PRICE.
        The Purchase Price shall be paid in the following manner:
        (a) Delivery to the Seller at Closing of certificate(s) representing Thirteen Million Five Hundred Thousand (13,500,000) Shares in exchange for all of the shares of capital stock of SCLI; and
        (b) Delivery to the Seller at Closing of certificate(s) representing One Million Five Hundred Thousand (1,500,000) Shares in exchange for all of the Assets.
        2.3 CLOSING; TIME AND PLACE. On the terms and subject to the conditions set forth in this Agreement, the closing of the transactions contemplated hereby (the "Closing") shall take place at the offices of Seller, 5255 Yonge Street, Willowdale, Ontario, Canada, commencing at 10:00 A.M., local time, on the first business day after the later of the meeting of shareholders of Buyer or Seller called to approve the transactions contemplated by this Agreement, or as soon as practicable thereafter, or at such other place, time and/or date as the parties hereto may agree (the date of the Closing being hereinafter referred to as the "Closing Date"). The Closing shall be deemed to have occurred at the close of business on the Closing Date.
3. REPRESENTATIONS AND WARRANTIES OF BUYER. Buyer hereby represents and warrants to Seller that:
   3.1. CORPORATE ORGANIZATION. Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, and is duly qualified to do business as a foreign corporation in each jurisdiction in which its ownership or lease of property or the nature of the business conducted by it makes such qualification necessary, except for such jurisdictions in which the failure to be so qualified would not have a Material Adverse Effect (as defined herein) on Buyer. Buyer has the requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as it is now being conducted. Buyer has heretofore delivered to Seller true and complete copies of its Certificate of Incorporation and By-laws.
  3.2. AUTHORITY.   Buyer has the requisite corporate power and authority to
execute and deliver this Agreement and, except for the approval of Buyer's shareholders required to increase the authorized capital stock of Buyer, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and, subject to the fulfillment or waiver at or prior to the Closing Date of the conditions set forth in Sections 6.1 and 6.3, the consummation of the transactions contemplated hereby have been duly approved by the Board of Directors of Buyer, and no other corporate proceedings on the part of Buyer are necessary to authorize this Agreement or to consummate the transactions so contemplated, subject only to approval by the shareholders of Buyer with respect to the amendment to the Certificate of Incorporation of Buyer to authorize additional shares of Common Stock to be issued to Seller pursuant to this Agreement. This Agreement has been duly executed and delivered by, and constitutes a valid and binding obligation of, Buyer, enforceable against Buyer in accordance with its terms, except as enforceability thereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting the enforcement of creditors' rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceedings may be brought.
  3.3. CAPITALIZATION. (a) As of the date hereof, the authorized capital stock of Buyer consists of 20,000,000 shares of Common Stock, $.01 par value. As of the date hereof, (i) 9,564,831 shares of Common Stock were issued and outstanding; (ii) 466,082 shares of Common Stock were held in treasury; (iii) 500,000 shares of

Common Stock were reserved for issuance under the Buyer's 1988 Key Employee Stock Option Plan (the "1988 Option Plan"), and options representing the right to purchase 65,000 shares of Common Stock were granted under the 1988 Option
Plan; (iv)   600,000 shares of  Common Stock were reserved for issuance under the Buyer's 1994 Stock Option Plan (the "1994 Option Plan"), and options representing the right to purchase 380,000 shares of Common Stock were granted under the 1994 Option Plan; and (v) 300,000 shares of Common Stock were reserved for issuance under the Buyer's 1994 Directors' Stock Option Plan (the "Directors' Option Plan"), and options representing the right to purchase 120,000 shares of Common Stock were granted under the Directors' Option Plan. All shares of Common Stock outstanding or held in treasury are duly authorized, validly issued, fully paid and nonassessable and are not subject to preemptive rights. Except as set forth in this Section 2.3(a) or in Schedule 2.3(a), as of the date hereof, there are no shares of capital stock of Buyer authorized, issued or outstanding and there are no outstanding subscriptions, options, warrants, rights, convertible securities or any other agreements or commitments of any character relating to the issued or unissued capital stock or other securities of Buyer obligating Buyer to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock of Buyer or obligating Buyer to grant, extend or enter into any subscription, option, warrant, right, convertible security or other similar agreement or commitment. There are no voting trusts or other agreements or understandings to which Buyer or its subsidiaries is a party with respect to the voting of the
capital stock of Buyer.   All of the shares of Common Stock issuable to Seller
in accordance with this Agreement shall be, when so issued, duly authorized, validly issued, fully paid and nonassessable and shall not be subject to preemptive rights.
   (b) As of the date hereof, all 9,564,831 shares of Common Stock which are issued and outstanding are listed and traded on the (NASDAQ) Small-Cap Market under the symbol "INTEK", and Buyer is in full compliance with its listing agreement.

  3.4. SUBSIDIARIES. Schedule 2.4 sets forth the name and state of incorporation of each subsidiary (as defined herein) of Buyer (collectively, the "Buyer Subsidiaries") existing as of the date hereof. Each of the Buyer Subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of its respective jurisdiction of incorporation and is duly qualified to do business as a foreign corporation in each jurisdiction in which its ownership or lease of property or the nature of the business conducted by it makes such qualification necessary, except for such jurisdictions in which the failure to be so qualified would not have a Material Adverse Effect on Buyer. Each of the Buyer Subsidiaries has the requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its businesses as they are now being conducted. Except as set forth on Schedule 2.4, all outstanding shares of capital stock of each Buyer Subsidiary are owned by Buyer or another Buyer Subsidiary and are validly issued, fully paid and nonassessable, are not subject to preemptive rights and are owned free and clear of all liens, claims and encumbrances. There are no outstanding subscriptions, options, warrants, rights, convertible securities or any other agreements or commitments of any character relating to the issued or unissued capital stock or other securities of any Buyer Subsidiary obligating any Buyer Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of its capital stock or obligating any Buyer Subsidiary to grant, extend or enter into any subscription, option, warrant, right, convertible security or other similar agreement or commitment.
  3.5. INFORMATION IN DISCLOSURE DOCUMENTS. The information with respect to Buyer or any subsidiary of Buyer provided by Buyer for inclusion in (together with any information incorporated by reference) (i) any registration/proxy statement of Buyer (the "Buyer Registration/Proxy Statement") mailed to Buyer's shareholders in connection with the transactions contemplated by this Agreement, shall not, at the time of the mailing of the Buyer
Registration/Proxy Statement and any amendments or supplements thereto, and at the time of the Buyer Meeting (as defined herein), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Buyer Registration/Proxy Statement shall comply as to form in all material respects with the provisions of the Securities Act of 1933, as amended (the "1933 Act"), and the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the respective rules and regulations promulgated thereunder.
  3.6. CONSENTS AND APPROVALS: NO VIOLATION. Neither the execution and delivery of this Agreement by Buyer, nor the consummation by Buyer of the transactions contemplated hereby (a) conflicts with or results in any breach of any provision of its Certificate of Incorporation or By-laws, (b) except as set forth on Schedule 2.6, violates, conflicts with, constitutes a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or results in the termination of, or accelerates the performance required by, or results in the creation of any lien or other encumbrance upon any of the properties or assets of Buyer or any of the Buyer Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Buyer or any Buyer Subsidiary is a party or to which they or any of their respective properties or assets are subject, except for such violations, conflicts, breaches, defaults, terminations, accelerations or creations of liens or other encumbrances, which, individually or in the aggregate, would not have a Material Adverse Effect on Buyer or (c) require any consent, approval, authorization or permit of or from, or filing with or notification to, any court, governmental authority or other regulatory or administrative agency or commission, domestic or foreign ("Governmental Entity"), or other third party except (i) pursuant to the 1933 Act and the Exchange Act, (ii) filings with, and approvals by, the Federal Communications Commission or any successor thereto (the "FCC"), (iii) consents, approvals, authorizations, permits, filings or notifications which, if not obtained or made would not, individually or in the aggregate, have a Material Adverse
Effect on Buyer or (iv) third party consents, approvals, authorizations, permits, filings or notifications which if not obtained or made would not, individually or in the aggregate, have a Material Adverse Effect on Buyer.

  3.7. REPORTS AND FINANCIAL STATEMENTS. Since January 1, 1995, Buyer has filed all reports, registration statements and prospectuses, together with any required amendments thereto, that they were required to file with the Securities and Exchange Commission (the "Commission"), including, but not limited to Forms 10-K, Forms 10-Q and proxy statements (the "Buyer Reports"). Buyer has previously furnished or shall, upon request, promptly furnish Seller with true and complete copies of each of the Buyer Reports. As of their respective dates, the Buyer Reports complied with the requirements of the Commission and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The audited consolidated financial statements and unaudited interim financial statements of Buyer included in the Buyer Reports have been prepared in accordance with generally accepted accounting principles applied on a consistent basis (except as may be indicated therein or in the notes thereto) and fairly present the consolidated financial position of Buyer and each Buyer Subsidiary as at the dates thereof and the consolidated results of their operations and statements of cash flow for the periods then ended subject, in the case of the unaudited interim financial statements, to normal year-end and audit adjustments and any other adjustments described therein. Since January 1, 1995, Buyer and each Buyer Subsidiary has filed all required forms, reports and documents required to be filed with each Governmental Entity or self-regulatory organization which is charged with regulating or supervising any business conducted by Buyer or any Buyer Subsidiary, other than any such forms, reports and documents which if not filed would not have a Material Adverse Effect on Buyer.
  3.8. TAXES. Buyer shall promptly make available to Seller, upon request by Seller, true and correct copies of the federal income tax returns, state income, or franchise tax returns, state sales tax returns and any other material federal, state or local tax returns filed by Buyer and each Buyer Subsidiary for each of the fiscal years ended December 31, 1990, 1991, 1992, 1993, and 1994, inclusive. Buyer and each Buyer Subsidiary have prepared in good faith and duly and timely filed, or caused to be duly and timely filed, all federal, state, local and foreign income, franchise, sales and other tax returns or reports required to be filed by them on or before the date hereof, except where the failure to file would not have a Material Adverse Effect on Buyer. Buyer and each Buyer Subsidiary have paid, or have made adequate provision or set up an adequate accrual or reserve for the payment of all taxes, interest and penalties shown to be owing on all such returns or reports. Except as set forth in Schedule 2.8, neither Buyer nor any Buyer Subsidiary is a party to any action or proceeding, nor is any such action or proceeding threatened, by any Governmental Entity for the assessment or collection of any taxes, and no deficiency notices or reports have been received by Buyer or any Buyer Subsidiary in respect of any material deficiencies for any tax, assessment, or government charges. Buyer and each Buyer Subsidiary have paid, or have made adequate provision or set up an adequate accrual or reserve for the payment of, all taxes, interest, additions to tax, and penalties due with respect to completed and settled examinations or concluded litigation relating to Buyer and each Buyer Subsidiary. Except as set forth in Schedule 2.8, Buyer and each Buyer Subsidiary have not executed an extension or waiver of any statute of limitations on the assessment or collection of any tax due that would have a Material Adverse Effect on Buyer, which extension or waiver is still in effect.
  3.9. EMPLOYEE PLANS. Except as set forth on Schedule 2.9, all employee benefit, welfare, bonus, deferred compensation, pension, profit sharing, stock option, employee stock ownership, consulting, severance, or fringe benefit plans, formal or informal, written or oral, and all trust agreements related thereto, relating to any present or former directors, officers or employees of Buyer or any Buyer Subsidiary ("Buyer Employee Plans") have been maintained, operated, and administered in substantial compliance with their terms and currently comply, and have at all relevant times complied, in all material respects with the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), the Internal Revenue Code of 1986, as amended (the "Code"), to the extent applicable, and any other applicable laws. With respect to each Buyer Employee Plan which is a pension plan (as defined in Section

3(2) of ERISA), except as set forth in Schedule 2.9: (a) each pension plan as amended (and any trust relating thereto) intended to be a qualified plan under Section 402(a) of the Code either has been determined by the Internal Revenue Service ("IRS") to be so qualified or is the subject of a pending application for such determination that was timely filed, (b) there is no accelerated funding deficiency (as defined in Section 302 of ERISA and Section 412 of the Code), whether or not waived, and no waiver of the minimum funding standards of such sections has been requested from the IRS, (c) no reportable event described in Section 4043 of ERISA has occurred, (d) no defined benefit plan has been terminated, nor has the Pension Benefit Guaranty Corporation ("PBGC") instituted proceedings to terminate a defined benefit plan or to appoint a trustee or administrator of a defined benefit plan, and no circumstances exist that constitute grounds under Section 4042 of ERISA entitling the PBGC to institute any such proceedings, (e) no pension plan is a "multi-employer plan" within the meaning of Section 3(37) of ERISA and (f) as of the last day of the most recent plan year which ended prior to the date hereof and for which an actuarial valuation has been issued by the plan's actuary, with respect to each defined benefit plan which is a "single-employer plan" (within the meaning of Section 4001(a)(15) of ERISA) the actuarially determined present value of all "benefit liabilities" (within the meaning of Section 4001(a)(16) of ERISA), as determined on the basis of the actuarial assumptions contained in the plan's most recent actuarial valuation, did not exceed the then current value of the assets of the plan and there has been no material change in the financial condition of the plan since the last day of the most recent plan year. No liability under subtitle C or D of Title IV of ERISA has been incurred by Buyer or any Buyer Subsidiary with respect to any "single-employer plan", formerly maintained by any of them or by any entity which is considered one employer with Buyer under Section 4001 of ERISA or
Section 414 of the Code.

  3.10.  MATERIAL CONTRACTS.  Except as set forth in
Schedule 2.10 or disclosed in the Buyer Reports, neither Buyer nor any Buyer Subsidiary is a party to, or is bound by (a) as of the date hereof, any agreement, indenture or other instrument relating to the borrowing of money by Buyer or any such Buyer Subsidiary or the guarantee by

Buyer or any such Buyer Subsidiary of any such obligation (other than trade payables and instruments relating to transactions entered into in the ordinary course of business), (b) as of the date hereof, any contract or agreement or amendment thereto that would be required to be filed as an exhibit to a Form 10-K filed by Buyer with the Commission, (c) any contract relating to the disposition of any assets or any business interests of the Buyer under which the Buyer has any continuing obligations or indemnity arrangements, (d) any warranty or other agreement relating to any products manufactured or distributed by Buyer or any Buyer Subsidiary, (e) any other contract or agreement or amendment thereto that places any restrictions on the ability of Buyer or any Buyer Subsidiary to engage in any business activity which restrictions would have a Material Adverse Effect on Buyer (collectively, the "Buyer Contracts"). Neither Buyer nor any Buyer Subsidiary is in default under any Buyer Contract, which default is reasonably likely to have, either individually or in the aggregate, a Material Adverse Effect on Buyer, and there has not occurred any event that with the lapse of time or the giving of notice or both would constitute such a default.
  3.11 ABSENCE OF CERTAIN CHANGES OR EVENTS. Except as disclosed in Buyer Reports filed by Buyer with the Commission prior to the date of this Agreement, since December 31, 1993, Buyer and each Buyer Subsidiary have conducted their respective businesses only in the ordinary course and there has not been any change in the financial condition, results of operations or business of Buyer and each Buyer Subsidiary taken as a whole that has had or would have a Material Adverse Effect on Buyer.
  3.12. LITIGATION. Except as disclosed in Buyer Reports filed by Buyer with the Commission prior to the date of this Agreement, there is no legal, administrative, arbitral or other suit, action, investigation or proceeding pending, or, to the knowledge of Buyer, threatened against or affecting Buyer or any Buyer Subsidiary which is reasonably expected to result in a Material Adverse Effect on Buyer, nor is there any judgment, decree, injunction, rule or order of any Governmental Entity or arbitrator, outstanding against Buyer or any Buyer Subsidiary having, or which, insofar as reasonably can be foreseen, in the future would have, any such Material Adverse Effect.
  3.13. COMPLIANCE WITH LAWS AND ORDERS. Except as specifically disclosed in Buyer Reports filed by Buyer with the Commission prior to the date of this Agreement, the businesses of Buyer and each Buyer Subsidiary have not been, and are not being, conducted in violation of any law, ordinance, regulation, judgment, order, decree, license or permit of any Governmental Entity, except for possible violations which individually or in the aggregate do not, and in the future shall not, have an adverse effect on Buyer in excess of Thirty-Five Thousand Dollars ($35,000). Except as set forth in Schedule 2.13, no investigation or review by any Governmental Entity with respect to Buyer or any Buyer Subsidiary is pending or, to the knowledge of Buyer, threatened, nor has any Governmental Entity indicated an intention to conduct the same in each case other than those the outcome of which shall not have a Material Adverse Effect on Buyer.
  3.14. FEES. Neither Buyer nor any Buyer Subsidiary has paid or become obligated to pay any fee or commission to any broker, finder or intermediary in connection with the transactions contemplated by this Agreement.
  3.15. BUYER CORPORATE ACTION. The Special Committee of the Board and Board of Directors of Buyer has by the requisite vote of all directors present (a) determined that the transaction contemplated by this Agreement is advisable and in the best interests of Buyer and its shareholders, (b) authorized this Agreement and, subject to the fulfillment or waiver at or prior to the Closing Date of the conditions set forth in Sections 6.1 and 6.3, the transactions contemplated hereby and (c) taken all action required to be taken by it with respect to the authorization and issuance of the additional shares of Common Stock, and directed the submission for consideration by the shareholders of Buyer of an amendment of the Certificate of Incorporation of Buyer to authorize additional shares of Common Stock.
  3.16. VOTE REQUIRED. No action of holders of the capital stock of Buyer is necessary to approve this transaction or to consummate the transactions so contemplated, except that the affirmative vote of the holders of a majority of the outstanding shares of Buyer's Common Stock is necessary to approve the authorization of additional shares of Buyer Common Stock.
  3.17.  ENVIRONMENTAL MATTERS. (a) For purposes of this Section 3.17 and
Section 4.20, the following terms shall have the indicated meaning:
        "Real Property" means all real property presently or formerly owned or operated by Buyer or any Buyer Subsidiary on which facilities are or were located and all real property (including property held as trustee or in any other fiduciary capacity) over which Buyer or any Buyer Subsidiary currently or formerly has exercised dominion, management or control.
        "Environmental Law" means any applicable federal, state or local statute, law, ordinance, rule, regulation, code, license, permit, authorization, approval, consent, order, judgment, decree, injunction, directive, requirement or agreement with any Governmental Entity, now existing, relating to: (a) the protection, preservation or restoration of the environment, (including, without limitation, air, water vapor, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource), or to human health or safety, or
  (b) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Hazardous Substances, in each case as amended. The term Environmental Law includes, without limitation, (x) the following statutes, each as amended:
     (i)   the federal Clean Air Act;
     (ii)  the federal Clean Water Act;
     (iii) the federal Resource Conservation and Recovery Act of 1976 ("RCRA");
     (iv) the federal Comprehensive Environmental Response Compensation and Liability Act of 1980 ("CERCLA");
     (v)   the federal Toxic Substances Control Act;
     (vi)  the federal Occupational Safety and Health Act of 1970;
     (vii) the federal Safe Drinking Water Act;

     (viii) the Federal Insecticide, Fungicide and Rodenticide Act;
     (ix)   the California Hazardous Waste Control Law;
     (x)    the California Hazardous Substance Account Act;
     (xi)   the Porter-Cologne Water Quality Control Act;
     (xii) the California Air Pollution Control Law; and (y) any common law or equitable doctrine (including, without limitation, injunctive relief and tort doctrines such as negligence, nuisance, trespass and strict liability) that may impose liability or obligations for injuries or damages due to, or threatened as a result of, the presence of or exposure to any Hazardous Substance.
     "Hazardous Substance" means any substance, whether liquid, solid or gas, listed, defined, designated or classified as hazardous, toxic, radioactive or dangerous, under any applicable Environmental Law, whether by type or by quantity. Hazardous Substance includes, without limitation, (i) any "hazardous substance" as defined in CERCLA, (ii) any "hazardous waste" as defined in RCRA, and (iii) any toxic waste, pollutant, contaminant, hazardous substance, toxic substance, hazardous waste, special waste or petroleum or any derivative or by-product thereof, radon, radioactive material, friable asbestos, asbestos containing material releasing friable asbestos, urea formaldehyde foam insulation, lead and polychlorinated biphenyls ("PCBs" ).
   (b) Except as set forth on Schedule 2.17 or as would not individually or in the aggregate have a Material Adverse Effect on Buyer,
         (i) Buyer and each Buyer Subsidiary is and has been in compliance with all applicable Environmental Laws,
         (ii) the Real Property does not contain any Hazardous Substance in violation of any applicable Environmental Law,
         (iii) neither Buyer nor any Buyer Subsidiary has received any written notices, demand letters or written requests for information from any Governmental Entity or any third party indicating that Buyer or such Buyer Subsidiary may be in violation of, or liable under, any Environmental Law,
     (iv) there are no civil, criminal or administrative actions, suits, demands, claims, hearings, investigations or proceedings pending or threatened against Buyer or any Buyer Subsidiary with respect to Buyer or any Buyer Subsidiary or the Real Property relating to any violation, or alleged violation, of any Environmental Law,
     (v) no reports have been filed, or are required to be filed, by Buyer or any Buyer Subsidiary concerning the release of any Hazardous Substance or the threatened or actual violation of any Environmental Law on or at the Real Property,
     (vi) to the knowledge of Buyer, there are no underground storage tanks on, in or under any of the Real Property and no underground storage tanks have been closed or removed from any Real-Property while such Real Property was owned or operated by Buyer or any Buyer Subsidiary, and
     (vii) to the knowledge of Buyer, neither Buyer nor any Buyer Subsidiary has incurred, and none of the Real Property is presently subject to, any liabilities (fixed or, to the knowledge of Buyer, contingent) relating to any suit, settlement, court order, administrative order, judgment or claim asserted or arising under any Environmental Law.
   (c) For purposes of this Section 2.17, "to the knowledge of Buyer" shall mean to the knowledge of Messrs. Nicholas R. Wilson, David Neibert and Gregg Marston.
   (d) There are no permits or licenses required under any Environmental Law in respect of the Real Property presently operated by Buyer or any Buyer Subsidiary.

   (e)   Neither Buyer nor any Buyer Subsidiary has received written notice that any part of the Real Property has been or is listed as a site containing Hazardous Substances pursuant to any Environmental Law.
  3.18. LABOR RELATIONS. Except as set forth in Schedule 2.18, neither Buyer nor any Buyer Subsidiary is a party to or bound by any collective bargaining agreement respecting its employees, nor is there pending, or to the best knowledge of Buyer threatened, any strike, walkout or other work stoppage or labor organizational effort, and neither Buyer nor any Subsidiary has received any union grievances, complaints, or claims, the liability for which would have a Material Adverse Effect on Buyer.
  3.19. REAL ESTATE. Except as set forth on Schedule 2.19, no real estate is owned by Buyer or any Buyer Subsidiary.
  3.20.  PRODUCT LIABILITY.  Except as set forth in Schedule 2.20, neither
Buyer nor any Buyer Subsidiary has been subject to any claim or liability with respect to any product manufactured or distributed by either of them.
  3.21. DELIVERY OF BUYER'S DISCLOSURE SCHEDULES. Buyer shall deliver to Seller, within 30 days after the date of this Agreement, Schedule 2 containing
the information referred to in this Section 3 ("Schedule 2").   Seller shall
have 10 days after receipt of Schedule 2 from Buyer within which to complete its review and verification of disclosures included therein.  During such
10-day period, Seller and Buyer shall use their best efforts to resolve any questions and disputes that may develop regarding the accuracy or adequacy of
Schedule 2.   In the event that Seller is not reasonably satisfied with
Schedule 2 or any disputes have not been resolved at the end of such 10-day period, Seller may terminate this Agreement pursuant to Section 7.1 hereof.
4. REPRESENTATIONS AND WARRANTIES OF SELLER. Seller hereby represents and warrants to Buyer that:
  4.1. CORPORATE ORGANIZATION.   Each of Seller, SCLI and MIC is a corporation
duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and is duly qualified to do business as a foreign corporation in each jurisdiction in which its ownership or lease of property or the nature of the business conducted by it makes such qualification necessary, except for such jurisdictions in which the failure to be so qualified would not have a Material Adverse Effect on the Business. Each of Seller, SCLI and MIC has the requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as it is now being conducted.  Seller has heretofore delivered to Buyer true and complete copies of the Articles of Incorporation and Bylaws of each of Seller, SCLI and MIC.
  4.2. AUTHORITY.   Seller has the requisite corporate power and authority to
execute and deliver this Agreement and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and, subject to the fulfillment or waiver at or prior to the Closing Date of the conditions set forth in Sections 6.1 and 6.2, the consummation of the transactions contemplated hereby have been duly approved by the Board of Directors of Seller, and no other corporate proceedings on the part of Seller are necessary to authorize this Agreement or to consummate the transactions so contemplated, except for any approval of Seller's shareholders. This Agreement has been duly executed and delivered by, and constitutes a valid and binding obligation of, Seller, enforceable against Seller in accordance with its terms, except as enforceability hereof may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws affecting the enforcement of creditors' rights generally and except that the availability of the equitable remedy of specific performance or injunctive relief is subject to the discretion of the court before which any proceedings may be brought.
  4.3. CAPITALIZATION. As of the date hereof, the authorized capital stock of SCLI consists of 20,000 shares of Common Stock and the authorized capital stock of MIC consists of 10,000 shares of Common Stock. As of the date hereof and at the Closing Date, 35 shares of Common Stock of SCLI and 10,000 shares of Common Stock of MIC are, and will be, issued and outstanding and no shares of Common Stock are, or will be, held in treasury or reserved for issuance upon exercise of outstanding employee stock options. All outstanding shares of capital stock of SCLI and MIC are duly authorized, validly issued, fully paid and nonassessable and are not subject to preemptive rights. Except as set forth in this Section 4.3 or in Schedule 3.3 there are no shares of capital stock of Seller authorized, issued or outstanding and there are no outstanding subscriptions, options, warrants, rights, convertible securities or any other agreements or commitments of any character relating to the issued or unissued capital stock or other securities of SCLI or MIC obligating them to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or obligating them to grant, extend or enter into any subscription, option, warrant, right, convertible security or other similar agreement or commitment. Except as set forth in Schedule 3.3, there are no voting trusts or other agreements or understandings to which SCLI or MIC is a party with respect to the voting of their capital stock.
  4.4. INFORMATION IN DISCLOSURE DOCUMENTS. The information with respect to MIC, MIL and Seller provided by Seller for inclusion in (together with any information incorporated by reference in) the Buyer Registration/Proxy
Statement shall not, at the time of the mailing of the Buyer Registration/Proxy Statement and any amendments or supplements thereto, and at the time of the meeting of shareholders of either Buyer or Seller, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.
  4.5. CONSENT AND APPROVALS: NO VIOLATION. Except as set forth in Schedule 3.5, neither the execution and delivery of this Agreement by Seller nor the consummation by Seller of the transactions contemplated hereby (a) conflicts with or results in any breach of any provision of its Articles of Incorporation or Regulations, (b) violates, conflicts with, constitutes a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or results in the termination of, or accelerates the performance required by, or results in the creation of any lien or other encumbrance upon any of the properties or assets of Seller under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Seller is a party or to which they or any of their respective properties or assets are subject, except for such violations, conflicts, breaches, defaults, terminations, accelerations or creations of liens or other encumbrances, which individually or in the aggregate, would not have a Material Adverse Effect on Seller, or (c) require any consent, approval, authorization or permit of or from, or filing with or notification to, any Governmental Entity, or other third party, except (i) pursuant to the 1933 Act or the Exchange Act, (ii) filings with, and approval by, the FCC, (iii) consents, approvals, authorizations, permits, filings or notifications which, if not obtained or made would not, individually or in the aggregate, have a Material Adverse Effect on Seller, or (iv) third party consents, approvals, authorizations, permits, filings or notifications which if not obtained or made would not, individually or in the aggregate, have a Material Adverse Effect on Seller.
  4.6. REPORTS AND FINANCIAL STATEMENTS. The audited consolidated financial statements of Seller and its subsidiaries and the unaudited Balance Sheets as set forth on Schedule 3.6 have been prepared in accordance with U. S. or Canadian generally accepted accounting principles, as the case may be, applied on a consistent basis (except as may be indicated therein or in the notes thereto) and fairly presents the financial position of Seller and its subsidiaries as at the dates of such financial statements. Except as set forth on Schedule 3.6, since January 1, 1995, Seller has filed all required forms, reports and documents required to be filed with each Governmental Entity or self-regulatory organization which is charged with regulating or supervising any aspect of the Business other than any such forms, reports and documents which if not filed would not have a Material Adverse Effect on the Business.
  4.7 REAL PROPERTY. (a) The Owned Property is described in Schedule 3.7(a). Except as set forth in Schedule 3.7(a) and except for liens, charges or encumbrances none of which impairs the continued use of the Owned Property in the ordinary course of the Business, there are no liens or encumbrances upon the Owned Property, the Owned Property is zoned to permit its present use, there is no record of any violation of any zoning, building or other restriction relating to the use of the Owned Property and all certificates, permits, licenses and other authorizations of governmental bodies or authorities which are necessary to permit the use and occupancy of the Owned Property for its current operations have been obtained by Seller, have not been violated or breached, and are in full force and effect.
       (b) The Leased Property is described in Schedule 3.7(b). Except as set forth in Schedule 3.7(b) and except for any matters that would not impair the continued use of the Leased Property in the ordinary course of the Business, Seller is not in default under any lease for Leased Property, and, with respect to Seller, there is no default or event of default or set of facts which has occurred which, with notice or lapse of time or both, would constitute a default and the Leased Property is zoned to permit its present use, there is no record of any violation of any zoning, building or other restriction relating to the use of the Leased Property and all certificates, permits, licenses and other authorizations of governmental bodies or authorities which are necessary to permit the use and occupancy of the Leased Property for its current operations have been obtained by Seller, have not been violated or breached, and are in full force and effect.
  4.8. EQUIPMENT. Schedule 3.8 sets forth a true and complete list of all the material equipment, furniture and fixtures owned by MIC and Seller (relating to Systems and MIL) as of May 31, 1995 (the "Equipment"). Except as set forth in
Schedule 3.8 and except for any encumbrance that would not impair the continued use of the Equipment in the ordinary course of the Business, MIC or Seller has good and marketable title to the Equipment, free and clear of all mortgages, liens, charges, security interests and any other encumbrances. Each of MIC or Seller has the right to make or cause to be made all transfers of the Equipment as required under this Agreement and at the Closing will have transferred all of its right, title and interest in and to the Equipment in accordance with the provisions hereof. No one other than MIC or Seller has any right, title or interest, in or to the Equipment.
  4.9. CONTRACTS. Schedule 3.9 sets forth a true and complete list of the material contracts related to the Business as of May 31, 1995 (the
"Contracts").

Except as set forth in Schedule 3.9, each of the Contracts is in full force and effect and MIC or Seller is entitled to the full benefit and advantage of each such Contract in accordance with the terms thereof. Except as disclosed on
Schedule 3.9, each Contract is in full force and effect and there has not been any material default by any party thereunder nor any dispute between Seller and any party thereunder. Except as disclosed on Schedule 3.9, no Contract requires the consent from or delivery of notice to any person in connection with the transactions contemplated hereby and the rights of Seller and MIC under the Contracts are assignable to Buyer and upon assignment Buyer shall be entitled to the full right, title and benefit under each Contract.
  4.10 INTANGIBLE PROPERTY. Schedule 3.10 sets forth as of May 31, 1995, all patents, trademarks, copyrights, service marks and trade names, all applications for any of the foregoing, and all permits, grants and licenses or other rights running to or from Seller or MIC relating to any of the foregoing that are material to the Business (collectively, "Patents and Trademarks"). Except as set forth on Schedule 3.10, Seller or MIC has the right to use, free and clear of any claims or rights of others, all trade secrets, inventions, know how, processes, logos and technology, designs utilized in or incident to the conduct of the Business ("Trade Secrets"). Except as set forth on Schedule 3.10, Seller or MIC does not have any notice that any other person or entity disputes Seller's or MIC's ownership or right to use any Patents and Trademarks and/or Trade Secrets, or notice of any claim of any other person or entity relating to any of the Patents and Trademarks or any of the Trade Secrets, and neither the Seller nor MIC knows of any basis for any such dispute or claim. Except as set forth on Schedule 3.10, neither the Seller nor MIC has any knowledge that any person or entity has infringed upon the rights of Seller and MIC with respect to any Patents and Trademarks or Trade Secrets, and Seller and MIC have not infringed upon any patent, copyright, trademark, trade secret or other intellectual property right of any other person or entity.
  4.11 LIABILITIES. As of May 31, 1995, neither Seller nor MIC has any indebtedness, liability, claim or loss, liquidated or unliquidated, secured or unsecured, accrued, absolute, contingent or otherwise relating to the Business, of a kind required by generally accepted accounting principles to be set forth on a financial statement or in the notes thereto ("Liabilities") that were not fully and adequately reflected or reserved against on the Balance Sheets or described
on any Schedule hereto.   Except as set forth on Schedule 3.11, Seller and MIC
have not, except in the ordinary course of business, incurred any Liabilities since May 31, 1995.
  4.12 SUPPLIERS AND CUSTOMERS. Schedule 3.12 lists the five largest suppliers and ten largest customers of the Business during the fiscal year ending December 31, 1994. Except as set forth on Schedule 3.12, to Seller's knowledge no such supplier or customer has cancelled or otherwise terminated, or threatened to cancel or otherwise terminate, its relationship with MIC or Seller or has during the last 12 months decreased materially, or threatened to decrease or limit its services, supplies or materials to MIC or Seller or its usage or purchase of services or products of MIC or Systems and MIL, as the case may be. Seller has no knowledge that any such supplier or customer intends to cancel or otherwise modify its relationship with MIC or Seller or to decrease materially or limit its services, supplies or materials to MIC or Seller or its usage or purchase of services or products of the Business, and the contemplated transactions will not materially adversely affect the relationship of the Business with any such supplier or customer.
  4.13. TAXES. Seller has prepared in good faith and duly and timely filed, or caused to be duly and timely filed, all federal, state, local and foreign income, franchise, sales and other tax returns or reports required to be filed by it on or before the date hereof, except where the failure to file would not have a Material Adverse Effect on the Business. Seller has paid, or has made adequate provision or set up an adequate accrual or reserve for the payment of all taxes, interest and penalties shown to be owing on all such returns or reports with respect to the Business. Except as set forth in Schedule 3.13 none of SCLI, MIC or Seller are not a party to any action or proceeding, nor is any such action or proceeding threatened, by any Governmental Entity for the assessment or collection of any taxes with respect to the Business, and no deficiency notices or reports have been received by SCLI, MIC or

Seller in respect of any material deficiencies for any tax, assessment, or government charges with respect to the Business. SCLI, MIC or Seller has paid, or has made adequate provision or set up an adequate accrual or reserve for the payment of, all taxes, interest, additions to tax, and penalties due with respect to completed and settled examinations or concluded litigation relating to the Business. None of SCLI, MIC or Seller has executed an extension or waiver of any statute of limitations on the assessment or collection of any tax due that would have a Material Adverse Effect on the Business, which extension or waiver is still in effect.
  4.14. EMPLOYEE PLANS. Except as set forth on Schedule 3.14, SCLI, MIC or Seller has no employee benefit, welfare, bonus, deferred compensation, pension, profit sharing, stock option, employee stock ownership, consulting, severance, or fringe benefit plans, formal or informal, written or oral and all trust agreements related thereto, relating to any present or former directors, officers or employees of the Business.
  4.15. ABSENCE OF CERTAIN CHANGES OR EVENTS. Except as set forth on Schedule 3.15, since January 1, 1995, each of SCLI, MIC and Systems and MIL has conducted the Business only in the ordinary course and there has not been any change in the financial condition, results of operations or business of any of them taken as a whole that has had or would have a Material Adverse Effect on the Business.
  4.16. LITIGATION. Except as set forth in Schedule 3.16, there is no legal, administrative, arbitral or other suit, action, investigation or proceeding pending, or, to the knowledge of Seller, threatened against or affecting SCLI, MIC or Seller which is reasonably expected to result in a Material Adverse Effect on the Business, nor is there any judgment, decree, injunction, rule or order of any Governmental Entity or arbitrator, outstanding against SCLI, MIC or Seller having, or which, insofar as reasonably can be foreseen, in the future would have, any such Material Adverse Effect.
  4.17. COMPLIANCE WITH LAWS AND ORDERS. Except as set forth on Schedule 3.17, the Business has not been, and is not being, conducted in violation of any law, ordinance, regulation, judgment, order, decree, license or permit of any Governmental Entity, except for possible violations which in the aggregate do not, and, insofar as reasonably can be foreseen, in the future shall not, have a Material Adverse Effect on the Business. Except as set forth in
Schedule 3.17, no investigation or review by any Governmental Entity with respect to SCLI, MIC or Seller is pending or, to the knowledge of SCLI, MIC or Seller, threatened, nor has any Governmental Entity indicated an intention to conduct the same in each case other than those the outcome of which shall not have a Material Adverse Effect on the Business.
  4.18. FEES. None of SCLI, MIC or Seller has paid or become obligated to pay any fee or commission to any broker, finder or intermediary in connection with the transactions contemplated by this Agreement.
  4.19. SELLER CORPORATE ACTION. The Board of Directors of Seller has by the requisite vote of all directors present approved this Agreement and, subject to the fulfillment or waiver at or prior to the Closing Date of the conditions set forth in Sections 6.1 and 6.3, the transactions contemplated hereby.
  4.20. ENVIRONMENTAL MATTERS. (a) For purposes of this Section 4.20, the following terms shall have the indicated meaning:
         "Seller Real Property" means all real property presently or formerly owned or operated by SCLI, MIC or Seller that is related to the Business and on which facilities are or were located and all real property (including property held as trustee or in any other fiduciary capacity) over which Seller currently or formerly has exercised dominion, management or control.

         (b) Except as set forth on Schedule 3.20 or as would not individually or in the aggregate have a Material Adverse Effect on the Business,
               (i) each of SCLI, MIC and Seller is and has been in compliance with all applicable Environmental Laws,
               (ii) the Seller Real Property does not contain any Hazardous Substance in violation of any applicable Environmental Law,

               (iii) None of SCLI, MIC or Seller has received any written notices, demand letters or written requests for information from any Governmental Entity or any third party indicating that SCLI, MIC or Seller may be in violation of, or liable under, any Environmental Law,
               (iv) there are no civil, criminal or administrative actions, suits, demands, claims, hearings, investigations or proceedings pending or threatened against MIC, MIL or Seller with respect to any of them or the Seller Real Property relating to any violation, or alleged violation, of any Environmental Law,
               (v) no reports have been filed, or are required to be filed, by MIC, MIL or Seller concerning the release of any Hazardous Substance or the threatened or actual violation of any Environmental Law on or at the Seller Real Property,
               (vi) to the knowledge of Seller, there are no underground storage tanks on, in or under any of the Seller Real Property and no underground storage tanks have been closed or removed from any Seller Real Property while such Seller Real Property was owned or operated by any of SCLI, MIC or Seller, and
               (vii) to the knowledge of Seller, none of SCLI, MIC or Seller has incurred, and none of the Seller Real Property is presently subject to, any liabilities (fixed or, to the knowledge of Seller, contingent) relating to any suit, settlement, court order, administrative order, judgment or claim asserted or arising under any Environmental Law.
         (c) For purposes of this Section 4.20 "to the knowledge of Seller" shall mean to the knowledge of Messrs. J. Harry Dunstan, Marvin Marstall, David O'Kell and Michael St. Eve.
         (d) There are no permits or licenses required under any Environmental Law in respect of the Seller Real Property.

         (e) None of SCLI, MIC or Seller has received written notice that any part of the Seller Real Property has been or is listed as a site containing Hazardous Substances pursuant to any Environmental Law.
  4.21. LABOR RELATIONS. None of SCLI, MIC or Seller is a party to or bound by any collective bargaining agreement respecting its employees employed in the Business, nor is there pending, or to the best knowledge of Seller threatened, any strike, walkout or other work stoppage or labor organizational effort related to the Business.
  4.22 PRODUCT WARRANTY. Liability arising after the Closing for claims for replacement, repair or refunds of products sold by MIC and MIL between January 1, 1993 and the Closing in connection with applicable contractual commitments or express or implied warranties does not exceed, in the aggregate, the reserves set forth in the Balance Sheets (less the amount of liability incurred by MIC and MIL prior to the Closing for claims for replacement, repair or refunds or products sold during such period). Except as set forth on Schedule 3.22, and other than statutory warranties where the breach thereof would not have a Material Adverse Effect on the Business, no product manufactured, sold, licensed, leased or delivered by MIC or MIL is subject to any guaranty, warranty or other indemnity beyond the applicable standard terms and conditions of sale or lease. Schedule 3.22 includes copies of such standard terms and conditions for sale or lease for MIC (containing applicable guaranty, warranty and indemnity provisions).
  4.23. PRODUCT LIABILITY. Except as set forth on Schedule 3.23, since January 1, 1993, none of SCLI, MIC or Seller has been subject to any claim or liability with respect to any product manufactured or distributed by it that would have a Material Adverse Effect on the Business.
  4.24. DELIVERY OF SELLER'S DISCLOSURE SCHEDULES. Seller shall deliver to Buyer, within 30 days after the date of this Agreement, Schedule 3 containing the information referred to in this Section 4 ("Schedule 3"). Buyer shall have 10 days after receipt of Schedule 3 from Seller within which to complete its review and verification of disclosures included therein. During such 10-day period, Seller and

Buyer shall use their best efforts to resolve any questions and disputes that
may develop regarding the accuracy or adequacy of Schedule 3.   In the event
that Buyer is not reasonably satisfied with Schedule 3 or any disputes have not been resolved at the end of such 10-day period, Buyer may terminate this Agreement pursuant to Section 7.1 hereof.
5. COVENANTS.
   5.1. VOTING IN FAVOR OF TRANSACTION. Subject to obtaining any required approval by its shareholders, Seller agrees to vote its shares of Common Stock of Buyer to approve the transactions contemplated by this Agreement. Buyer agrees to use its best efforts to obtain from Roamer One Holdings, Inc., as soon as practicable after the date hereof, its written agreement to vote its shares of Common stock of Buyer to approve the transactions contemplated by this Agreement.
   5.2. INTERIM OPERATIONS. During the period from the date of this Agreement to the Closing Date, except as expressly provided in this Agreement, as required by law, or as otherwise approved in writing and in either advance by Buyer or Seller, as appropriate (which approval shall not be unreasonably withheld):
        5.2.1. CONDUCT OF BUSINESS. Except for the amalgamation of MIL with Seller and except as described in Schedule 3.5.2.1, each of SCLI, MIC, Systems and MIL and Buyer shall conduct its business only in, and not take any action except in, the ordinary course of business. Each of SCLI, MIC, Systems and MIL and Buyer shall use reasonable efforts to preserve intact the business organization of each, to keep available the services of its and their present key officers and employees and to preserve the goodwill of those having business relationships with each.
        5.2.2. ARTICLES OF INCORPORATION AND REGULATIONS. Except as contemplated by this Agreement, none of SCLI, MIC or Buyer shall make any change or amendment to its Certificate of Incorporation or Bylaws.
        5.2.3. CAPITAL STOCK: OPTIONS. Except as may be permitted under existing agreements, plans and commitments and except for a proposed private placement of not more than the greater of 1,000,000 shares or $10,000,000 in value of Buyer's securities, none of SCLI, MIC, or Buyer shall issue or sell any shares of capital stock or any other securities or issue any subscriptions, options, warrants, rights, convertible securities or enter into any agreements or commitments of any character relating to their issued or unissued capital stock or other securities obligating any of them to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of their capital stock or obligating any of them to grant, extend or enter into any subscription, option, warrant, right, convertible security or other similar agreement or commitment or enter into any arrangement or contract with respect to the purchase or voting of shares of their capital stock, or adjust, split, combine or reclassify any of their capital stock or other securities or make any other changes in their capital structures; nor shall any of them grant options under any incentive stock option plan.
   5.2.4. DIVIDENDS. None of SCLI, MIC or Buyer shall declare, set aside, pay or make any dividend or other distribution or payment (whether in cash, stock or property) with respect to, or purchase or redeem, any shares of their capital stock.
   5.2.5.   EMPLOYEE PLANS, COMPENSATION. ETC.  Except as set forth on Schedule
3.5.2.5 or except as required by law, none of SCLI, MIC, Seller (with respect to the employees of Systems and MIL) or Buyer (except for the employment of any new employee whose annual base compensation does not exceed $50,000) shall adopt or amend any bonus, profit sharing, compensation, severance, termination, stock option, pension, retirement, deferred compensation, employment or other employee benefit agreements, trusts, plans, funds, employee stock ownership, consulting, severance or fringe benefit plan, formal or informal, written or oral, or other arrangements for the benefit or welfare of any director, officer or employee, or (except for increases in the ordinary course of business) increase the compensation or fringe benefits of any director, officer or employee or pay any benefit not required by any existing plan or arrangement or take any action or grant any benefit not required under the terms of any existing agreements, trusts, plans, funds or other such arrangements or enter into any contract, agreement, commitment or arrangement to do any of the foregoing.

  5.3. ACCESS AND INFORMATION. Upon reasonable notice, each of SCLI, MIC, Seller (only with respect to the Business) and Buyer shall afford to the others and their representatives (including, without limitation, directors, officers and employees of the other party hereto and its affiliates, and counsel, accountants and other professionals retained by it) such access during normal business hours throughout the period prior to the Closing Date to the books, records (including, without limitation, tax returns and work papers of independent auditors), properties, personnel and to such other information as each of them reasonably requests; provided, however, that none of them shall be required to provide access to any such information if the providing of such access (i) would violate a binding contractual obligation, (ii) would, as advised by outside counsel, be reasonably likely to result in the loss or impairment of any privilege with respect to such information or (iii) would be precluded by any law, ordinance, regulation, judgment, order, decree, license or permit of any Governmental Entity.
  5.4. CERTAIN FILINGS, CONSENTS AND ARRANGEMENTS.   Buyer and Seller shall (a)
promptly file all applications and reports required to be filed with the Governmental Entities between the date of this Agreement and the Closing Date with respect to the transactions contemplated by this Agreement, (b) cooperate with one another (i) in promptly determining whether any other filings are required to be made or consents, approvals, permits or authorizations are required to be obtained under any other applicable federal, state or foreign law or regulation and (ii) in promptly making any such filings, furnishing information required in connection therewith and seeking timely to obtain any such consents, approvals, permits or authorizations and (c) subject to the qualifications set forth in the proviso in Section 5.4, deliver to the other parties to this Agreement copies of all such reports and filings promptly after they are filed.
  5.5. ADDITIONAL AGREEMENTS. Subject to the terms and conditions herein provided, each of Buyer and Seller agrees to use its best efforts to take promptly, or cause to be taken, all actions and to do promptly, or cause to be done, all things required hereunder or necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement, including using its best efforts to obtain all necessary actions or non-actions, extensions, waivers, consents and approvals from all applicable Governmental Entities, effecting all necessary filings (including, without limitation, making all filings under any securities laws) and obtaining any required contractual consents. If, at any time after the Closing Date, the Buyer considers or is advised that any deeds, bills of sale, assignments, assurances or any other actions or things are necessary or desirable to vest, perfect or confirm of record or otherwise in the Buyer its right, title or interest in, to or under any of the rights, properties or assets acquired or to be acquired by the Buyer as a result of, or in connection with the transactions contemplated by this Agreement or otherwise to carry out the purposes of this Agreement, the officers and directors of SCLI, MIC and Seller shall be authorized to execute and deliver all such deeds, bills of sale, assignments and assurances and to take and do all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title and interest in, to and under such rights, properties or assets in the Buyer or otherwise to carry out the purposes of this Agreement.
  5.6. PUBLICITY. The initial press release announcing this Agreement shall be a joint press release, and thereafter Seller and Buyer shall each provide prior written notice to the other party with respect to any statements about the financial effects of the transaction to analysts and before (i) issuing any press releases or otherwise making public statements with respect to the transactions contemplated hereby, or (ii) making any filings with any Governmental Entity or with any national securities exchange with respect thereto.
  5.7. PROXY STATEMENT. As soon as practicable after the date hereof, Buyer and Seller shall cooperate to prepare the Buyer Registration/Proxy Statement, file it with the Commission, respond to comments of the Staff of the Commission (except for matters that would create an unreasonable burden on either Buyer or Seller), clear the Buyer Registration/Proxy Statement with the Staff of the Commission, and promptly thereafter Buyer shall mail the Buyer Registration/Proxy Statement to all holders of Buyer Common Stock. Such Buyer Registration/Proxy Statement shall comply in all material respects with the 1933 Act and regulations thereunder and the Proxy Rules under Section 14 of the Exchange Act. All costs and expenses incurred in connection with the preparation of the Buyer Registration/Proxy Statement shall be paid by Buyer (including accounting fees and expense of Seller up to $25,000), except that Seller shall pay all of its legal fees and expenses in connection with the Buyer Registration/Proxy Statement. Buyer or Seller shall instruct, and shall use all reasonable efforts to cause their respective accountants, to deliver to the Seller or Buyer, as the case may be, a letter dated at the time the Buyer Registration/Proxy Statement becomes effective, addressed to such party, containing such matters as are required in accordance with F.A.S. No. 72 and deliver a letter dated as of the Closing Date bringing down the matters contained in such letter.
  5.8. SHAREHOLDERS' MEETINGS.
       (a) Buyer shall take all action necessary, in accordance with applicable law and its Certificate of Incorporation and By-Laws, to convene a special meeting of the holders of shares of Common Stock (the "Buyer Meeting") as promptly as practicable for the purpose of considering and taking action upon the transactions contemplated by this Agreement which are submitted for the approval of Buyer's stockholders.
       (b) The Special Committee and Board of Directors of Buyer shall recommend that the holders of such shares vote in favor of and approve (i) this Agreement and (ii) an amendment of the Certificate of Incorporation of Buyer to increase the authorized shares of Buyer Common Stock to Sixty Million (60,000,000) (or such smaller number as Buyer and Seller may agree to) at the Buyer Meeting; provided, however, that such recommendation may be withdrawn, modified or amended to the extent the Board of Directors of Buyer deems it necessary, upon advice of outside counsel, in the exercise of its fiduciary obligations under applicable law, in which event the Board of Directors of Buyer shall not be obligated to submit the Agreement for consideration by Buyer's stockholders, and shall immediately notify Seller of such determination.

  5.9. SELLER'S REPRESENTATION LETTER. Unless the Shares are registered under the 1933 Act, prior to the Closing Date, Seller shall execute and deliver a written representation letter ( a "Shareholder Representation Letter") with respect to the Buyer Common Stock to be delivered to Seller pursuant to this Agreement providing that:
       (a) Seller agrees that it shall not sell, transfer, assign, pledge or otherwise dispose of the Buyer Common Stock unless such sale, transfer, assignment, pledge or other disposition has been registered or is exempt under the Securities Act of 1933, as amended (the "Securities Act") and has been registered or qualified or is exempt from registration or qualification under applicable securities laws and Seller provides to Buyer an opinion of counsel satisfactory to Buyer that a sale, transfer, assignment, pledge or other disposition of such Buyer Common Stock may be made without registration.
       (b)   Seller represents as follows:
             (i) The Buyer Common Stock to be acquired by Seller will be acquired for Seller's own account and not with a view to, or present intention of, distribution thereof in violation of the Securities Act, or any applicable state securities laws and will not be disposed of in contravention of the Securities Act or any applicable state securities laws;
             (ii) Seller is sophisticated in financial matters and is able to evaluate the risks and benefits of the investment in the Buyer Common Stock;
             (iii) Seller has had an opportunity to ask questions and receive answers concerning the terms and conditions of the acquisition of Buyer Common Stock and has had full access to such other information concerning Buyer as Seller has requested; and
             (iv) Seller is able to bear the economic risk of any investment in the Buyer Common Stock for an indefinite period of time because the Buyer Common Stock has not been registered under the Securities Act and, therefore, cannot be sold unless subsequently registered under the Securities Act or an exemption from such registration is available.
       (c) Seller acknowledges that until such time as the Buyer Common Stock has been registered for resale pursuant to the Securities Act, each certificate representing the Buyer Common Stock shall be endorsed with the following legend:

       THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY STATE SECURITIES LAWS, AND MAY NOT BE SOLD, ASSIGNED, TRANSFERRED, PLEDGED OR OTHERWISE DISPOSED OF UNLESS THEY HAVE FIRST BEEN REGISTERED UNDER SUCH ACT AND APPLICABLE STATE SECURITIES LAWS OR UNLESS AN EXEMPTION FROM SUCH REGISTRATION IS AVAILABLE AND THE CORPORATION SHALL HAVE RECEIVED, AT THE EXPENSE OF THE HOLDER HEREOF, EVIDENCE OF SUCH EXEMPTION REASONABLY SATISFACTORY TO THE CORPORATION (WHICH MAY INCLUDE, AMONG OTHER THINGS, AN OPINION OF COUNSEL SATISFACTORY TO THE CORPORATION).

       (d) Seller acknowledges that Buyer may place stop transfer orders against the registration or transfer of any Buyer Common Stock until such time as the requirements of the foregoing legend are satisfied.
       (e) Seller acknowledges that the legend described in (c) hereof and any stop transfer instructions issued pursuant to (c) hereof shall be removed promptly and Buyer shall issue promptly a new certificate to Seller of such Buyer Common Stock if the sale of such Buyer Common Stock has been registered under the Securities Act and a prospectus meeting the requirements of Section
10 of the Securities Act is available or if Seller provides to Buyer an opinion of counsel satisfactory to Buyer that a public sale, transfer or assignment of such Buyer Common Stock may be made without registration.
 5.10. FAIRNESS OPINION. Buyer shall enter into an engagement with an investment banking firm to provide an fairness opinion, and SCLI, MIC, Seller and Buyer shall provide such appraisal firm with all information and material necessary for such firm to complete and deliver such fairness opinion in a timely manner.
The cost of such fairness opinion shall be borne by Buyer.
  5.11. REGISTRATION RIGHTS AGREEMENT. Buyer and Seller shall use their best efforts to amend the Registration Rights Agreement, dated as of September 23, 1994, as amended, to (a) include the Shares to be issued to Seller as "Registrable Securities" (notwithstanding the registration of the Shares under the Buyer Registration/Proxy Statement) and (b) to the extent that the shareholders are restricted by the managing underwriter from selling all Registrable Shares requested by them, limit the number of Shares that may be included in any piggy-back registration to 35% of the total number of shares of Buyer when all shareholders of Buyer who have registration rights participate in any such piggy-back registration, and in any demand registration, to 50% of the total number of shares of Buyer when all shareholders of Buyer who have registration rights participate in any such demand registration, provided, however, that when fewer than all shareholders who have registration rights participate in any such piggy-back or demand registration, as the case may be, such percentages shall be increased on a pro rata basis to reflect the pro rata division of the interests of the non-participating shareholders.
  5.12. EMPLOYEES OF THE BUSINESS. As of and after the Closing Date, Buyer shall employ all active employees of the Seller employed in the Business that are not former or retired employees at substantially equivalent salaries, wages and employee benefits (including bonus, commission and sales incentive programs) and on substantially the same terms and conditions as those in effect immediately prior to the Closing Date. Buyer shall assume all obligations of Seller under all individual agreements (including, but not limited to, employment and consulting and severance agreements) with any employee which relate to employment or compensation or benefits. Notwithstanding the foregoing and subject to the other provisions of this Section, at any time and from time to time on or after the Closing Date, Buyer shall have the right to alter, amend or otherwise change the terms and conditions of employment of any employee and Buyer further reserves the right to terminate any employee at any time on or after the Closing Date; provided, however, that Buyer shall indemnify Seller and hold it harmless from and against any losses which may be incurred or suffered by it by reason of any such alteration, amendment or change, or termination of employment.
   5.13. SALE OF SHARES OF SCLI. Notwithstanding anything to the contrary that may be contained herein, Seller may at any time prior to the Closing Date transfer any of its shares of Common Stock of SCLI to a third party provided that such third party complies with the Seller's obligations under this Agreement to deliver to Buyer such shares of Common Stock of SCLI, in return for which Buyer shall transfer a portion of the Shares specified in Section
2.2, which portion shall be designated by Seller, to such third party.
6. CONDITIONS.
   6.1. CONDITIONS TO EACH PARTY'S OBLIGATIONS TO CLOSE. The respective obligations of each party to close the transactions contemplated by this Agreement shall be subject to the fulfillment at or prior to the Closing Date of the following conditions:
        (a) The amendment to the Certificate of Incorporation of Buyer authorizing additional shares of Buyer Common Stock shall have been approved and adopted by the requisite votes of the holders of the Buyer Common Stock.
        (b) All authorizations, consents, orders or approvals of, and all expirations of waiting periods imposed by, any Governmental Entity or other third party (collectively, "Consents") which are necessary for the consummation of the transactions contemplated by this Agreement (other than immaterial Consents, the failure to obtain which would not have a Material Adverse Effect on the Business) shall have been obtained or shall have occurred and shall be in full force and effect at the Closing Date.
        (c) No temporary restraining order, preliminary or permanent injunction or other order by any federal or state court in the United States which prevents the consummation of the transactions contemplated by this Agreement shall have been issued and remain in effect.

  6.2. CONDITIONS TO OBLIGATION OF SELLER TO CLOSE. The obligation of Seller to close the transactions contemplated by this Agreement shall be subject to the fulfillment or waiver at or prior to the Closing Date of the additional following conditions:
       (a) Buyer shall have performed in all material respects its covenants contained in this Agreement required to be performed at or prior to the Closing Date.
       (b) The representations and warranties of Buyer contained in this Agreement shall be true in all material respects when made, and as of the Closing Date as if made at and as of such time, except as expressly contemplated or permitted by this Agreement and except for representations and warranties relating to a time or times other than the Closing Date which were or shall be true in all material respects at such time or times.
       (c) Buyer shall have furnished Seller a Certificate dated the date of the Closing, signed by the President or Chief Executive Officer and the Chief Financial Officer of Buyer that, to the best of their knowledge and relief after due inquiry, the conditions set forth in Sections 6.2(a) and 6.2(b) have been satisfied.
       (d) Buyer shall have delivered to Seller an opinion of Kohrman Jackson & Krantz, counsel to Buyer, substantially in a form reasonably satisfactory to Seller.
       (e) The Agreement shall have been approved and adopted by the requisite vote of the shareholders of Seller.
  6.3. CONDITIONS TO OBLIGATION OF BUYER TO CLOSE. The obligation of Buyer to close the transactions contemplated by this Agreement shall be subject to the fulfillment or waiver at or prior to the Closing Date of the additional following conditions:
       (a) Seller shall have performed in all material respects its covenants contained in this Agreement required to be performed at or prior to the Closing Date.
       (b) The representations and warranties of Seller contained in this Agreement shall be true in all material respects when made and as of the Closing Date as if made at and as of such time, except as expressly contemplated or permitted by this Agreement and except for representations and warranties relating to a time or times other than the Closing Date which were or shall be true in all material respects at such time or times.
        (c) Seller shall have furnished Buyer a Certificate dated the date of the Closing, signed by the President or Chief Executive Officer and the Chief Financial Officer of each that, to the best of their knowledge and belief after due inquiry, the conditions set forth in Sections 6.3(a) and (b) have been satisfied.
        (d) Buyer shall have obtained a fairness opinion from an investment banking firm, reasonably satisfactory in form and substance to Buyer, to the effect that the exchange of Shares for the shares of SCLI and the Assets is fair to the public shareholders of Buyer from a financial point of view.
        (e) Seller shall have delivered to Buyer an opinion of Jones, Day, Reavis & Pogue, counsel to MIC, MIL and Seller, in a form reasonably satisfactory to Buyer.
        (f) Buyer shall have obtained opinion(s) from Canadian legal counsel in form and substance reasonably satisfactory to it with respect to the Canadian tax and other legal effects of the transactions contemplated by this Agreement.
        (g) Completion by Buyer by September 30, 1995, of the construction, in accordance with FCC requirements, of not fewer than 130 SMR (200 to 222 megahertz) systems for which Roamer One, Inc. has management agreements, provided that Buyer has used its best efforts to complete such construction.
7. MISCELLANEOUS.
   7.1. TERMINATION. This Agreement may be terminated at any time prior to the Closing Date, whether before or after approval by the shareholders of Buyer and/or the stockholders of Seller:

   (a) by mutual consent of the Board of Directors of Buyer and the Board of Directors of Seller;
   (b) by either Buyer or Seller if the transactions shall not have been consummated on or before October 30, 1995 (provided the terminating party is not otherwise in material breach of its obligations under this Agreement);
   (c) by Buyer or Seller, if its Board of Directors so determines by vote of a majority of the members of its entire Board, in the event of (i) a breach by the other party of any representation or warranty contained herein, which breach has not been cured within thirty (30) days after the giving of written notice to the breaching party of such breach and which breaches, individually or in the aggregate, would cause the conditions set forth in Section 6.2(b) or 6.3(b), as the case may be, not to be met if the date of the Board action described above were the date of the Closing or (ii) a material breach by the other party of any of the covenants or agreements contained herein, which breach has not been cured within thirty (30) days after the giving of written notice to the breaching party of such breach;
   (d) by Seller if any of the conditions specified in Sections 6.1 and 6.2 have not been met or waived by Seller at such time as such condition can no longer be satisfied;
   (e) by Buyer if any of the conditions specified in Sections 6.1 and 6.3 have not been met or waived by Buyer at such time as such condition can no longer be satisfied;
   (f) by Seller, if (either before or after its approval by the stockholders of Seller) its Board of Directors so determines by a vote of a majority of the members of its entire Board, if the Buyer Common Stock is delisted from the NASDAQ Small-Cap Market;
   (g) by Buyer, if the Balance Sheet Schedules referred to in Section 1.5 hereof are not reasonably satisfactory to Buyer, subject to the terms and conditions of such Section;

       (h)   by Seller, if the Buyer's Disclosure Schedules referred to in
Section 3.21 are not reasonably satisfactory to Seller, subject to the terms and conditions of such Section; or
       (i)   by Buyer, if Seller's Disclosure Schedules referred to in Section
4.24 are not reasonably satisfactory to Buyer, subject to the terms and conditions of such Section.
  7.2. EFFECT OF TERMINATION. In the event of termination of this Agreement as provided in Section 7.1, this Agreement shall forthwith become void and, except for a termination resulting from a breach by a party of this Agreement, there shall be no liability on the part of either Buyer or Seller or their respective officers and directors.
  7.3. NON-SURVIVAL OF REPRESENTATIONS, WARRANTIES AND AGREEMENTS. The representations, warranties and covenants in this Agreement shall terminate at the Closing Date or the earlier termination of this Agreement pursuant to
Section 7.1, as the case may be; provided, however, that Section 7.11 hereof shall in all events survive any termination of this Agreement.
  7.4. WAIVER AND AMENDMENT. Any provision of this Agreement may be waived at any time by the party which is, or whose shareholders are, entitled to the benefits thereof, and this Agreement may be amended or supplemented at any
time.   No such waiver, amendment or supplement shall be effective unless in a writing which makes express reference to this Section 7.4 and is signed by the party or parties sought to be bound thereby.
  7.5. ENTIRE AGREEMENT. This Agreement contains the entire agreement between Buyer and Seller with respect to the transactions contemplated hereby, and supersedes all prior agreements among the parties with respect to such matters.
  7.6. APPLICABLE LAW; CONSENT TO JURISDICTION. This Agreement shall be governed by and construed in accordance with the laws of the State of Ohio.
  7.7. CERTAIN DEFINITIONS; HEADINGS.
       (a)   For purposes of this Agreement the term:

     (i) "affiliate" shall have the meaning ascribed to it in Rule 12b-2 of the General Rules and Regulations under the Exchange Act;
     (ii) "control" (including the terms "controlled by" and "under common control with") means the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the management or policies of a person, whether through the ownership of stock, as trustee or executor, by contract or credit arrangement or otherwise;
     (iii) "person" means an individual, corporation, partnership, association, trust or unincorporated organization; and
     (iv) "Material Adverse Effect" on Seller, the Business or Buyer, as the case may be, means a material adverse effect (other than as a result of a change of generally accepted accounting principles or as a result of events or circumstances disclosed by Buyer or Seller, as the case may be, in any Schedule to this Agreement) that would (x) materially and adversely affect
   (i) the ability of Seller or Buyer, as the case may be, to consummate the transactions contemplated hereby or (ii) the business or financial condition of Seller, the Business or Buyer, as the case may be or (y) substantially impair the results of operations, as computed on an annual basis, of the Business or Buyer, as the case may be, taken as a whole.
     (v) "subsidiary" of the Seller or Buyer or any other person means, except where the context otherwise requires, any corporation, partnership, trust or similar entity of which the Seller or Buyer or any other person, as the case may be (either alone or through or together with any other subsidiary), owns, directly or indirectly, more than 50% of the stock or other equity interests, the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation.

         (vi) "upon advice of outside counsel" or any similar phrase shall mean upon advice of outside counsel, which advice shall be evidenced at least by a resolution or other writing by or on behalf of Buyer or Seller, as the case may be.
       (b) The descriptive headings contained in this Agreement are for convenience and reference only and shall not affect in any way the meaning or interpretation of this Agreement.
       (c)   Unless the context of this Agreement expressly indicates otherwise,
(i) any singular term in this Agreement shall include the plural and any plural term shall include the singular and (ii) the term section or schedule shall mean a section or schedule of or to this Agreement.
  7.8. NOTICES. All notices, consents, requests, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given or delivered if delivered personally, telexed with receipt acknowledged, mailed by registered or certified mail return receipt requested, sent by facsimile with confirmation of receipt, or delivered by a recognized commercial courier addressed as follows:

  If to Seller to:

       Simmonds Communications Ltd.
       5255 Yonge Street, Suite 1050
       Willowdale, Ontario M2N 6PA
       Canada
       Attention:  John Simmonds

  With copy to:

       Jones, Day, Reavis & Pogue
       901 Lakeside Avenue North Point
       Cleveland, Ohio 44114
       Attention: Mary Lynn Durham, Esq.

  If to Buyer to:

       INTEK Diversified Corporation
       970 West 190th Street, Suite 20
       Torrance, California 90502
       Attention: Harry Dunstan

  With a copy to:

       Kohrman Jackson & Krantz
       One Cleveland Center, 20th Floor
       Cleveland, OH  44114
       Attention:  Steven L. Wasserman, Esq.
                   H. Clark Harvey, Esq.

or to such other address as any party may have furnished to the other parties in writing in accordance with this Section 7.8.
  7.9. COUNTERPARTS. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original but all of which together shall constitute but one agreement.
  7.10. PARTIES IN INTEREST; ASSIGNMENT. This Agreement is not intended to nor shall it confer upon any other person (other than the parties hereto) any rights or remedies.
  7.11.  EXPENSES; DAMAGES.
         (a) Subject to Section 5.7 hereof, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby, including but not limited to attorneys' fees, shall be paid by the party incurring the same. Neither party shall engage legal counsel on behalf of the other without the prior written consent of the other.
         (b) Notwithstanding anything contained in Section 7.11(a) to the contrary, if this Agreement is terminated by Seller or Buyer pursuant to
Section 7.1(c), Section 7.1(d) or Section 7.1(e), respectively, because of the willful breach by the other party of any representation, warranty, covenant, undertaking or restriction contained in this Agreement and if the terminating party is not in material breach of any representation, warranty, covenant, undertaking or restriction contained in this

Agreement, then the breaching party shall pay all costs and expenses of the terminating party; provided, however, that if this Agreement is terminated under circumstances other than those described in the preceding clauses of this
Section 7.11(b), all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses. Nothing contained in this Section 7.11(b) shall constitute or shall be deemed to constitute liquidated damages for the willful breach by a party of the terms of this Agreement or otherwise limit the rights of the nonbreaching party.
         (c) Final settlement with respect to payment of fees and expenses by the parties to this Agreement pursuant to (b) shall be made within thirty (30) days of the termination of this Agreement.
  7.12. SEVERABILITY. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party hereto. Upon any such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated by this Agreement are consummated to the extent possible.




                     [THIS SPACE INTENTIONALLY LEFT BLANK]

  IN WITNESS WHEREOF, the parties hereto have caused their duly authorized representatives to execute this Agreement as of the date first above written.

                                    SIMMONDS COMMUNICATIONS LTD.


                                    By/S/JOHN G. SIMMONDS
                                      -----------------------------------
                                    Its:PRESIDENT
                                      -----------------------------------



                                    INTEK DIVERSIFIED CORPORATION


                                    By/S/NICHOLAS R. WILSON
                                      -----------------------------------
                                    Its:CHAIRMAN
                                      -----------------------------------

SCL INC. (INCLUDES MIDLAND INTERNATIONAL CORP.)                Exhibit A
COMBINED BALANCE SHEET
AS AT APRIL 30, 1995
(IN U.S. DOLLARS)                                                       1995



                     ASSETS
CURRENT
   Accounts receivable                                             $  6,560,412
   Income taxes recoverable                                             165,528
   Inventory                                                         11,190,775
   Prepaid expenses and other assets                                    820,768
                                                                  -------------
                                                                     18,737,483
                                                                  -------------
   Capital Assets                                                       151,762
   Other assets                                                         177,061
                                                                  -------------
                                                                   $ 19,066,306
                                                                 ==============

                     LIABILITIES
CURRENT
   Bank indebtness                                                 $  6,632,707
   Accounts payable and accruals                                      5,392,537
   Deferred income taxes                                                814,520
                                                                  -------------
                                                                     12,839,764
                                                                  -------------
   Deferred acquisition credit                                          779,887
   Due to related parties                                             2,693,054
                                                                  -------------
                                                                      3,472,941
                                                                  -------------

                                                                  -------------
Equity                                                                2,753,601
                                                                  -------------

                                                                  -------------
                                                                   $ 19,066,306
                                                                  =============


MIDLAND INTERNATIONAL LIMITED AND SCL SYSTEMS.                 Exhibit B
COMBINED BALANCE SHEET
AS AT APRIL 30, 1995
(IN U.S. DOLLARS)                                                        1995

                ASSETS
CURRENT
   Accounts receivable                                             $  5,186,022
   Accrued contract revenue receivable                                4,633,383
   Inventory                                                          5,862,905
   Prepaid expenses and other assets                                    186,918
                                                                  -------------
                                                                     15,869,228
                                                                  -------------

   Intangibles                                                          142,131
   Deferred Charges                                                   1,127,847
   Capital Assets                                                     2,491,661

                                                                  -------------
                                                                   $ 19,630,867
                                                                  =============


                LIABILITIES

CURRENT
   Bank indebtedness                                               $  3,677,726
   Account payable and accruals                                       5,938,844
   Capital Leases, current portion                                      217,348
                                                                  -------------
                                                                      9,833,918
                                                                  -------------

   Long-term debt                                                       451,664
   Capital Leases                                                     1,216,881
   Due to related parties                                             8,128,404
                                                                  -------------
                                                                      9,796,949
                                                                  -------------

                                                                  -------------
                                                                   $ 19,630,867
                                                                  =============

